Fidelis Insurance Group to Become Pelagos Insurance Capital in 2026

PEMBROKE, Bermuda – Wednesday February 25, 2026 - Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group” or the “Company”), a strategic capital allocator and risk selector in specialty insurance and reinsurance, today announced that it intends to change its name to Pelagos Insurance Capital Limited (“Pelagos Insurance Capital”) and is expected to begin trading under the new ticker symbol (NYSE: PLGO) in May 2026, subject to all necessary regulatory and legal approvals.

Dan Burrows, Group Chief Executive Officer, Fidelis Insurance Group, said: “Our new name, Pelagos Insurance Capital, expected to launch in May 2026, captures our brand identity and future direction. It reflects our role as strategic capital allocators, highlights our unique market position, and reinforces our commitment to building lasting partnerships and meaningful connections with an expanded network of underwriting partners.

“Pelagos comes from the root of the word ‘archipelago,’ a community of islands, each unique yet connected and working together. It reflects how we’re built: a global community of teams, locations and trading partners, each bringing distinct expertise and made stronger by the connections between us.”

Following this brand refresh, our regulatory permissions, our operations and the way we conduct business will remain unchanged. The arrangements we have with underwriters, brokers, clients, investors and suppliers or the coverage, including policy terms and conditions, we provide to our clients, will remain unchanged throughout and after the rebranding process.

Throughout 2026, our various businesses and legal entities will also adopt the Pelagos Insurance Capital name, subject to obtaining all necessary regulatory and legal approvals, including shareholder approval.

The new logo and landing page, together with information on the proposed name change, are available for preview today at www.pelagosinsurancecapital.com.

About Fidelis Insurance Group
Fidelis Insurance Group, which expects to rebrand as Pelagos Capital Insurance in 2026, subject to all necessary legal and regulatory approvals, is a global specialty insurance and reinsurance company focused on creating value through strategic capital allocation, expert risk selection, and a network of long-term underwriting partnerships.

We have built a strong foundation for scale and profitable growth, underpinned by our disciplined approach to risk selection and our financial strength, which is reflected in our insurer financial strength ratings of A from AM Best, A- from S&P and A3 from Moody’s. Our network of underwriting partners and our highly diversified portfolio enable us to proactively navigate market cycles, offer innovative and tailored solutions, capitalize on favorable risk-reward opportunities, and produce superior returns for shareholders.

For additional information about Fidelis Insurance Group, our people and our products please visit our website at www.FidelisInsurance.com.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains "forward-looking statements" that are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding the Company's timing and ability to obtain all necessary legal and regulatory approvals, including but not limited to shareholder approval, finalize its rebranding, its ticker and legal name change, as well as changes to the legal names of its subsidiaries, and the Company’s business strategies and plans. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and certainties that could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements, including, without limitation, the important factors described in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 and our subsequent filings with the SEC, as such factors may be updated from time to time, in the Company’s future filings with the SEC. The Company disclaims any obligation to update any forward-looking statements contained in this press release, other than to the extent required by applicable law.

Fidelis Insurance Group Investor Contact:
Fidelis Insurance Group
Miranda Hunter
+1 (441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contact:
Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk